LifeSci Acquisition II Corp.

250 W. 55th St., #3401

New York, New York 10019

September 21, 2021

VIA EDGAR & TELECOPY
Scott Anderegg

Jennifer López-Molina

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Lifesci Acquisition II Corp. (the “Company”)

Registration Statement on Form S-4

(File No. 333-258205) (the “Registration Statement”)

Dear Mr. Anderegg and Ms. López-Molina:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that the Registration Statement will become effective as of 4:00 p.m. on September 23, 2021, or as soon thereafter as practicable.

Very truly yours,

LIFESCI ACQUISITION II CORP.

By:	/s/ Andrew McDonald
Name: Andrew McDonald Title: Chief Executive Officer